Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIOS

(in thousands of dollars, except for ratios)

	Year Ended December 31,					Nine Months Ended September 30,
	2003	2004	2005	2006	2007	2008
Earnings:
Net income (loss)	$(30,015)	$(26,775)	$(25,309)	$(40,241)	$49,126	$(4,607)
Add: Combined fixed charges and preference dividends	1,175	1,271	1,622	1,008	1,073	1,123
Earnings as defined	$(28,840)	$(25,504)	$(23,687)	$(39,233)	$50,199	$(3,484)

Fixed Charges:
Interest expense	$910	$929	$460	$—	$—	$254
Estimated interest component of rent	265	342	320	343	388	331
Total fixed charges	$1,175	$1,271	$780	$343	$388	$585

Combined fixed charges and preference dividends:
Interest expense	$910	$929	$460	$—	$—	$254
Estimated interest component of rent	265	342	320	343	388	331
Deemed dividend	—	—	842	665	685	538
Total combined fixed charges and preference dividends	$1,175	$1,271	$1,622	$1,008	$1,073	$1,123

Ratio of earnings to fixed charges	—	—	—	—	129.4	—
Ratio of earnings to combined fixed charges and preference dividends	—	—	—	—	46.8	—

For purposes of computing these ratios of earnings to fixed charges and earnings to combined fixed charges and preference dividends, fixed charges consist of interest expense and an estimated interest component of rent, and combined fixed charges and preference dividends consist of fixed charges and deemed dividends on our Series A Preferred Stock and related warrant. Earnings consist of net income (loss) applicable to common stock shareholders before income taxes plus combined fixed charges and preference dividends. Earnings were insufficient to cover combined fixed charges and preference dividends by $30.0 million in 2003, $26.8 million in 2004, $25.3 million in 2005, $40.2 million in 2006, and $4.6 million for the nine months ended September 30, 2008.